UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

STEIN MART INC

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

858375-10-8

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858375-10-8	Page 2 of 6

1	Name of reporting persons S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jay Stein
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 15,203,716*
	6	Shared voting power N/A
	7	Sole dispositive power 15,203,716*
	8	Shared dispositive power N/A
9	Aggregate amount beneficially owned by each reporting person 15,203,716*
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 34.1%
12	Type of reporting person* IN

FOOTNOTES

*	The Reporting Person’s shares of Issuer consist of:

(i) 11,878,260 shares owned by Stein Ventures Limited Partnership, the general partner of which is Cary Ventures, Inc.;

(ii) 21,894 shares owned by the Jay and Deanie Stein Foundation Trust and over which the Reporting Person has sole voting and dispositive power;

(iii) 40,275 shares owned by Cary Ventures, Inc., a corporation wholly-owned by the Reporting Person;

(iv) 984,299 shares owned by the Reporting Person individually;

(v) 731,600 shares owned by a trust for the benefit of Deanie Stein and over which the Reporting Person has sole voting and dispositive power as trustee;

(vi) 773,694 shares owned by the Berry Hattie Stein 2013 Trust over which Mr. Stein has sole voting and dispositive power as trustee; and

(vii) 773,694 shares owned by the Jay Meredith Stein 2013 Trust over which Mr. Stein has sole voting and dispositive power as trustee.

Item 1.

(a)	Name of Issuer:

Stein Mart, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1200 River Place Boulevard
Jacksonville, FL 32207
Item 2.

(a)	Name of Person Filing:

Jay Stein

(b)	Address of Principal Business Office or, if none, Residence:

1200 River Place Boulevard
Jacksonville, FL 32207

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP Number:

858375-10-8
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15. U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 15,203,716 shares*

(b)	Percent of class: 34.1%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote: 15,203,716 shares*

	(ii)	Shared power to vote or to direct the vote: Inapplicable

	(iii)	Sole power to dispose or to direct the disposition of: 15,203,716 shares*

	(iv)	Shared power to dispose or to direct the disposition of: Inapplicable

*	Shares consist of:

•     11,878,260 shares owned by Stein Ventures Limited Partnership, the general partner of which is Cary Ventures, Inc.;

•     21,894 shares owned by the Jay and Deanie Stein Foundation trust and over which Mr. Stein has sole voting and dispositive power;

•     40,275 shares owned by Cary Ventures, Inc., a corporation wholly-owned by Jay Stein;

•     984,299 shares owned by Jay Stein individually;

•     731,600 shares owned by a trust for the benefit of Deanie Stein and over which Mr. Stein has sole voting and dispositive power as trustee;

•     773,694 shares owned by the Berry Hattie Stein 2013 Trust over which Mr. Stein has sole voting and dispositive power as trustee; and

•     773,694 shares owned by the Jay Meredith Stein 2013 Trust over which Mr. Stein has sole voting and dispositive power as trustee.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable

Item 8.	Identification and Classification of members of the Group

Inapplicable

Item 9.	Notice of Dissolution of Group

Inapplicable

Item 10.	Certification

Inapplicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2014

By:	/s/ Jay Stein
	Name:	Jay Stein
	Title:	Chairman of the Board and Chief Executive Officer

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)